

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

March 20, 2009

Room 7010

Steven G. Stewart
Chief Financial and Accounting Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah 84095

> **Re:** **Headwaters Incorporated**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **File No. 001-32459**
> **Definitive Proxy Statement**
> **Filed January 14, 2009**
> **File No. 001-32459**

Dear Mr. Stewart:

We have reviewed your response dated March 9, 2009 and have the following comment.

<u>Definitive Proxy Statement Filed January 14, 2009</u>

<u>Executive Compensation, page 14</u>

<u>Compensation Discussion and Analysis, page 14</u>

<u>Annual Bonuses, page 18</u>

1. We note your response to comment 7 in our letter dated February 24, 2009. We continue to believe that those individual goals constituting the "qualitative, job-specific objectives" are material to investors and should be disclosed. For each of Messrs. Stewart, Gehrmann, Lawless and Hatfield, those individual goals together constituted 75%, 45%, 60% and 90%, respectively, of the IBO portion of their bonus calculation. Without access to this information, it is impossible to fully understand your compensation policies and decisions with respect to annual bonuses. As previously requested, please provide us with the individual goals, including all of the "qualitative, job-specific objectives," for each executive officer and, in future filings, please disclose this information.

You may direct questions to Dietrich King, Attorney, at (202) 551- 3338 or Pamela Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief